Exhibit 8.1

Jurisdiction of
Name of Subsidiary	Incorporation
1. CEC Telecom Co., Ltd.	PRC
2. Beijing VEVA Technology Co., Ltd.	PRC
3. Beijing Yilian Xuntong Technology Co., Ltd.	PRC